EXHIBIT 99.4

Disclosure of Transactions in Own Shares

Paris, August 15, 2019 - In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 8, 2019 to August 14, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08.08.2019	219,689	43.6202	9,582,878	XPAR
08.08.2019	15,290	43.6282	667,075	BATE
08.08.2019	65,836	43.6400	2,873,083	CHIX
08.08.2019	19,411	43.6191	846,690	TRQX
09.08.2019	236,534	43.5331	10,297,058	XPAR
09.08.2019	14,643	43.5321	637,441	BATE
09.08.2019	73,054	43.5321	3,180,194	CHIX
09.08.2019	20,103	43.5370	875,224	TRQX
12.08.2019	212,554	43.3909	9,222,909	XPAR
12.08.2019	13,296	43.3999	577,045	BATE
12.08.2019	77,223	43.3845	3,350,281	CHIX
12.08.2019	19,590	43.3760	849,736	TRQX
13.08.2019	212,144	43.8570	9,303,999	XPAR
13.08.2019	15,770	43.8179	691,008	BATE
13.08.2019	75,527	43.8388	3,311,013	CHIX
13.08.2019	15,626	43.8902	685,828	TRQX
14.08.2019	282,878	43.6305	12,342,097	XPAR
14.08.2019	17,687	43.5956	771,075	BATE
14.08.2019	87,917	43.5967	3,832,888	CHIX
14.08.2019	23,063	43.5997	1,005,539	TRQX
Total	1,717,835	43.6032	74,903,064

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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